hopp.

Road Buddy Finder



Hopp Technologies, Inc.

Hopp: The World's First Social Carpooling App & Website



Hopp Ambassador

"If they had this when I went to UCLA, I would be going home every weekend, I'm honored to be part of Hopp"

Matt Barnes. NBA champion, All The Smoke.



Introduction



Hopp is designed to be the ultimate social carpoolingapp and website that connects driverstravelling long distances with riders based on similar interests.

Hopp Technologies, Inc.
Fabrice Allain, CEO / Co-Founder
(310) 266-9367

Problem

- **Cost for long distance travel** is too high through hired driving services.

- **Public Transportation** is inconvenient or unavailable.

- **We know of no other app** that match potential road buddies going the same direction, so people are resorting to Craigslist or Facebook to find rides which is not safe atall.

- **Trust** is difficult to earn. People need to feel secure about who they are travelling with.

- **Air Pollution** from too many cars on the road.

Solutions





Save Money

As passenger



Save Time

Less Stops, Carpool Lane



Make Money

As Driver



More Trust

Dual Review, Background Checks, Social media & website links available between users



Buddy finder

Make friends, new relationships or network with common interests



Help Planet

Reduce Carbon Footprint

How Hopp Works



INPUT TRIP PARAMETERS -> REVIEW RIDES -> BOOK!









●●●●○ XD
1:20 PM
100%
Heading somewhere?
Trips are better with road buddies. Let us help you find some with common interests.
Need A Ride
Give A Ride
Go Places
Save Money
Make Friends
Sign Up
hopp.
Log In

5:15
LTE
hopp.
16
Antoine Allain
4.66
6 Reviews
Profile
Verify Your ID
Payment Method
Cars
Edit Interests
Settings
Ride Alerts
Drop A Heart
Support
Log Out
Need A Ride
Give A Ride
Home
My Rides
Messages

●●●●○ XD
1:20 PM
100%
SB → LAX
April 28, 2018 10:50 AM
Time Estimated
1.30 Hr
Fair Estimated
$ 22 - $ 25
Range Meter
Miles
0
50
100
$ 22
Santa Barbara
11:00 AM
Lax Airport
12:45 PM
Peter G.
4.5 • 4 Reviews
Common Interests
15
$ 30
Santa Barbara
11:00 AM
Lax Airport
12:45 PM
Elaine O.
4 • 4 Reviews
Common Interests
5
Create Ride Alert
Need A Ride
Give A Ride
My Rides
Messages
Profile

●●●●○ XD
1:20 PM
100%
You've selected...
Peter G.
5 • 12 Reviews
Santa Barbara
11:00 AM
Lax Airport
12:45 PM
$ 24.45
Request Now

Screenshots of HOPP APP



2:26
Profile
First Name
Fabrice
Last Name
Allain
Date Of Birth
01/14/1967
Select Gender
Male
Female
Other
Email Address
fabquib@yahoo.com
Verified
Code
+1
Mobile Number
310-266-9367
Verified
Add Bio
frenchy from SB, epicurian,, foodie, surfer ....
Status
Single
Facebook
https://www.facebook.com/fabinsb
Verified
Twitter
https://twitter.com/
Instagram
https://www.instagram.com/fabinsb
Verified
Snapchat

XD
1:20 PM
100%
Preferences
Available seats
3
Women only
Men only
Pets Allowed?
Smoking Allowed?
Music?
Roof Rack?
Bike Rack?
Continue

XD
1:20 PM
100%
Interests
For the best ride experience, let us match you with the right road buddy. Enter your interests and we'll do the rest!
Hobbies
Music
Sports
Sport Teams/Fans
Profession
Education
Continue
Skip

XD
1:20 PM
100%
Let other hoppsters know about your experience
Peter G.
Driving Skills
Unpleasant
Good
Excellent
Experience
Cleanliness
Poor
Average
Excellent
any comments
Drop a heart
Since both of you are single, you can drop a heart for Peter G. if you liked him And Would like to continue chatting.
Submit

Control & Admin Portal Screenshots



Business Model



We take a tiered platform fee of $2.99 - $6.99 from Rider on each transaction.



1,000,000 Trips → $3.99 Avg. Fee → $3.99M Revenues

We take a tiered platform fee of $1 - $2 from Driver on each transaction.



1,000,000 Trips → $1 Avg. Fee → $1M Revenues

Marketing Strategy

Hopp digital and multi-channel marketing strategy consists of driving as much traffic and awareness to the **Hopp** website and app as possible and in a short-term period.

We will work to transform this traffic into leads and increase conversion to create our future **Hopp** community with user acquisition and fan base.

- **Social Media Accounts**

  Hopp social media accounts (Facebook, Instagram, TikTok, Twitter, LinkedIn, Snapchat…) will be used to target a large user base that enjoys road trips, traveling and connecting.

- **Pre-Launch Strategy/Driver Acquisition**

  For a successful launch, it's important to have an inventory of "offered rides" by drivers for riders to see and choose from. We have allocated a marketing budget to reward the first 2000 drivers with an additional $50 on top of the fare of their first completed ride. This strategy will start 6 to 8 weeks prior to the launch of **Hopp** through a campaign of video and content creation on social media, as well as venues such as universities and colleges.

- **Social Media Advertising**

  Create disruptive video series, viral explainer videos, photos and contents; run ads on all social media platforms targeting demographics based on age and zip codes in cities as we launch.

Marketing Strategy



- **Social Media Influencers**

  Run online marketing campaign with social media influencers discussing why they prefer using **Hopp** for their travels.

- **Life Hack Bloggers**

  Target bloggers that are always talking about life hacks. Their audience is already receptive to improving and making their lives more efficient and green. **Hopp** can be a solution to their daily commutes and long distance travel difficulties.

- **SEO/Content Creation/Google ads and PPC**

  Create compelling content that answers the problems **Hopp** aims to solve. Park long tail keywords in blog titles to carve out space on the Internet for **Hopp** to commandeer.

- **Public Relations and Press Release**

  Create press releases to be published by various online and printed magazines and newspapers. Reach out to various Podcasters, YouTubers and Vloggers.

- **Events/Offline strategy (Post Covid19)**

  Participate in community events across California such as music festivals, beer, wine and food festivals, etc. by setting up **Hopp** booths and tents to educate and connect with new potential **Hoppsters**. Aim to create partnerships with event planners and producers and sponsor their events to increase overall brand awareness (Burningman, Coachella, ski resorts, sport events, clubs, restaurants, bars, etc.)

Market Validation



- The Ridesharing Market was valued at USD 73.07 billion in 2020 and expected to reach USD 209.60 billion by 2026 and grow at a CAGR of 19.2% over the forecast period (2021-2026). The increase in demand for cost-saving and timesaving transport will drive the market.

- The increasing cost of vehicle ownership, the need for reducing traffic for environmental concern, and government regulations promoting ridesharing options are some of the major factors driving the adoption of ridesharing services across the world.

- The demand for ridesharing is set to rise in the US due to the increasing number of traffic congestions in cities. It is estimated that Traffic jams cost US drivers an average of over USD 1,200 a year in wasted fuel and time, and much more in Los Angeles, the city with the world's most significant rush hour traffic delays.



Market Validation



1,600,000
Daily Commutes between Santa Barbara and San Diego.

2,650,000
Daily Commutes in Bay Area.

76.4%
Drive alone to their destinations.

9.4%
Already carpool.

32,000,000
People go to music festivals every year.

903
Average number of miles travelled to attend a music festival.

Competitor Analysis



Other Carpool Apps / Websites

	HOPP	BLABLA CAR	WAZE	RIDESVP	SCOOP
Mobile App	√	√	√		√
Website	√	√		√	
Leaving From…	√	√	√	√	√
Going To…	√	√	√	√	√
When?	√	√	√	√	√
Time?	√	√	√	√	√
PETS yes/no	√	√			
SMOKING yes/no	√	√			
Review/rating	√	√			
Payment System	√	√	Google Pay		Credit System
Profile/Bio	√	√	√	√	√
Car info	√	√		√	
Documents Verifications	√	√			
Similar Interest implementation	√				
Spotify API	√				
Google Mao API/GPS	√				
"Drop A Heart" Feature	√				
Woman to woman service	√				
Pictures of car	√	√			
		Not in USA	No Marketing	Not Launched Yet	Not in USA

Market Leader – Bla Bla Car





- Founded in France in 2006

- World's Leading Long-Distance Carpooling Platform

- 80M Members

- 25M Travellers per Quarter

- 22 Countries throughout Europe and Russia (None in USA)

- $300M+ Raised from Investors as of September 2015

- Valued at $1.6B as of September 2015

Giving Back



As an environmentally conscious business, we are committed to donate a portion (TBD) of annual profits to an environmental foundation.





Hopp Team



COO/Founder.
Antoine Allain
antoine@hoppcarpool.com



CEO/Co-Founder.
Fabrice Allain
fabrice@hoppcarpool.com
310.266.9367



CFO/Co-Founder.
Eve Mitchell
eve@hoppcarpool.com



CTO/Partner.
Ratna Madeka
ratna@octosglobal.com



Development Partner.
Octos Global Solutions



VP Business Dev./partner.
Stephanie Haak
stephanie@hoppcarpool.com



CSO/Partner.
Khalid Taylor
khalidstaylor@gmail.com



CMO/Partner.
Ray Young
rayhyoung@gmail.com



Ambassador/Partner.
Ma tt Barnes
matt_barnes32@yahoo.com



hopp.
Road Buddy Finder

Thank You